

SECU[illegible] 07009021 [illegible]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NDX TRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3433 BROADWAY ST NE, SUITE 290
(No. and Street)

MINNEAPOLIS (City) MN (State) 55413 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHAD THOMPSON 612.331.8225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI LLP
(Name – *if individual, state last, first, middle name*)

4000 LEXINGTON AVE N. (Address) ST. PAUL (City) MN (State) 55126 (Zip Code)



NOV 28 2007
WASH, D.C.
PROCESSING

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHAD THOMPSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NDX TRADING, INC., as of SEPTEMBER 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title



BONNIE A. DEGIDIO
Notary Public
Minnesota
My Commission Expires January 31, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)
Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended September 30, 2007 and 2006

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Financial Statements and Additional Information

Years Ended September 30, 2007 and 2006

Table of Contents

Independent Auditor's Report

Board of Directors
NDX Trading, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of NDX Trading, Inc., as of September 30, 2007 and 2006, and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NDX Trading, Inc., as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules starting on page 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

November 27, 2007
St. Paul, Minnesota

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Balance Sheets

September 30, 2007 and 2006

Assets		2007		2006
Cash	$	180,799	$	25,170
Deposits with clearing organization		43,660		41,870
Receivable from clearing organization		13,795		5,741
Property and equipment - Net		19,129		30,070
Other assets		2,518		5,726
TOTAL ASSETS	$	259,901	$	108,577
Liabilities and Stockholder's Equity				
Liabilities:				
Accounts payable	$	60,647	$	41,993
Other liabilities		1,373		10,536
Total liabilities		62,020		52,529
Stockholder's equity:				
Common stock; no par value				
Authorized - 10,000 shares				
Issued and outstanding - 2,000 shares		44,225		44,225
Additional paid-in capital		141,467		141,467
Retained earnings (accumulated deficit)		12,189		(129,644)
Total stockholder's equity		197,881		56,048
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	259,901	$	108,577

See accompanying notes to financial statements.

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Statements of Operations

Years Ended September 30, 2007 and 2006

	2007	2006
Revenue:		
Commissions	$ 1,148,190	$ 828,748
Interest	1,790	1,556
Other income	35,025	210
Total revenue	1,185,005	830,514
Expenses:		
Employee compensation and benefits	144,756	180,721
Occupancy	67,875	100,776
Commissions and clearance fees	115,323	85,036
Communications and data processing	480,071	418,736
Regulatory fees	415	11,398
Legal and professional fees	33,313	32,520
Marketing and promotion	1,607	2,877
Interest	110	142
Other expenses	144,702	91,530
Total expenses	988,172	923,736
Income (loss) before income taxes	196,833	(93,222)
Provision for income taxes	-	374
Net income (loss)	$ 196,833	$ (93,596)

See accompanying notes to financial statements.

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Statements of Stockholder's Equity

Years Ended September 30, 2007 and 2006

	Common Stock		Additional Paid-In	Retained Earnings (Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit)	Equity
Balances at October 1, 2005	2,000	$ 44,225	$ 141,467	$ (36,048)	$ 149,644
Net loss	-	-	-	(93,596)	(93,596)
Balances at September 30, 2006	2,000	44,225	141,467	(129,644)	56,048
Net income	-	-	-	196,833	196,833
Distributions to stockholders	-	-	-	(55,000)	(55,000)
Balances at September 30, 2007	2,000	$ 44,225	$ 141,467	$ 12,189	$ 197,881

See accompanying notes to financial statements.

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Statements of Cash Flows

Years Ended September 30, 2007 and 2006

	2007	2006
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income (loss)	$ 196,833	$ (93,596)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	9,273	19,742
Changes in operating assets and liabilities:		
Deposits with clearing organization	(1,790)	(1,556)
Receivables from brokers and dealers	(8,054)	8,241
Prepaid expenses and other assets	3,208	4,200
Accounts payable and accrued expenses	9,491	41,244
Total adjustments	12,128	71,871
Net cash provided by (used in) operating activities	208,961	(21,725)
Cash flows from investing activities:		
Capital expenditures	(3,506)	(1,218)
Loss on disposals	5,174	-
Net cash provided by (used in) investing activities	1,668	(1,218)
Cash flows from financing activities:		
Cash dividends paid	(55,000)	-
Net cash used in financing activities	(55,000)	-
Net change in cash	155,629	(22,943)
Cash at beginning	25,170	48,113
Cash at end	$ 180,799	$ 25,170

See accompanying notes to financial statements.

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Statements of Cash Flows (Continued)

Years Ended September 30, 2007 and 2006

	2007	2006
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ 110	$ 142
Income taxes paid	-	374

NDX Trading, Inc.

(A Wholly Owned Subsidiary of NDX Holdings, Inc.)

Notes to Financial Statements

Note 1 Summary of Significant Accounting Policies

Organization and Nature of Business

NDX Trading, Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission under (SEC) Rule 15c3-3 (k)(2)(ii) which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of NDX Holdings (the "Parent").

Security transactions are recorded on a trade date basis. Commission income and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expense are recorded on a trade date basis.

Approximately 25% of the Company's customers are located in the State of Minnesota and the remainder are located throughout the United States.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Reserve Requirement

The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to SEC Rule 15c3-3.

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes

Prior to January 1, 2007, the Company was taxed as a C Corporation under the provisions of the Internal Revenue Code and comparable state regulations. The Company was included in the consolidated federal tax return of its Parent. Federal and state income taxes were calculated as if the companies filed on a separate return basis, and the amount of the current tax or benefit calculated was either remitted or received from the Parent.

On January 1, 2007 the Company elected to be taxed under the provisions of a Qualified Subchapter S Subsidiary of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company's assets, liabilities, income, deductions, and credits are treated as those of the Parent S Corporation. The Parent does not pay taxes on its taxable income (nor is it allowed a net operating loss carry back or carryover as a deduction). Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions are settled.

Advertising Costs

Advertising costs are expensed as incurred.

Note 1 Summary of Significant Accounting Policies (Continued)

Property, Equipment, and Depreciation

Property, plant, and equipment are valued at cost net of accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of property, plant, and equipment are reflected in operations. Depreciation is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets.

Valuation Allowance

The Company had a deferred tax asset of $82,438 at September 30, 2006 related to the current and prior year net operating loss carryforwards. In 2006 the deferred tax asset had been reduced by a valuation allowance of $82,483. Under the election to be taxed under the provisions of Subchapter S of the Internal Revenue Code the deferred tax asset and valuation is no longer applicable in 2007.

Note 2 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2007 and 2006, the Company had net capital of $176,234 and $20,252, respectively, and net capital requirements of $5,000 for both years. The Company's ratio of aggregate indebtedness to net capital at September 30, 2007 and 2006, was .35 to 1 and 2.6 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 Receivable From Clearing Organization

Accounts receivable totaling $13,795 and $5,741 as September 30, 2007 and 2006, respectively, consist of commission income due from the clearing organization.

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis (Note 1). The amount receivable from the clearing organization is related to the aforementioned transactions. The Company is required to maintain a $30,000 deposit with the organization to collaterize certain transactions.

Note 5 Property and Equipment

Property and equipment consist of the following:

	2007	2006
Office equipment	$ 196,784	$ 774,491
Leasehold improvements	-	28,034
Total	196,784	802,525
Less: Accumulated depreciation	(177,655)	(772,455)
Net property and equipment	$ 19,129	$ 30,070

Depreciation expense was $9,273 in 2007 and $19,742 in 2006.

Note 6 Management Contract/Related-Party Transactions

In August 2006, the Company entered into a formal operating agreement with NDX Futures, Inc. and NDX Capital Management, Inc., affiliates of the Company. Under this agreement, the affliates are to pay the Company certain monthly rent and operating expenses. This agreement is cancelable by either of the three parties on an annual basis.

During 2006, the Company entered into a loan agreement with its Parent to borrow up to $15,000 with no stated interest rate. There was no outstanding loan balance at September 30, 2007. As of September 30, 2006, the loan advances totaled $9,700.

Note 7 Concentration of Credit Risk

The Company at times maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation in excess of federally insured limits.

Note 8 Leases

The Company leases office space under a noncancelable operating lease that expires on February 28, 2008. The Company incurred rent expense which includes certain allocable costs such as real estate taxes and utilities of $58,602 and $74,847 during 2007 and 2006 respectively. Future minimum lease payments for 2008 are $12,295.

Note 9 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of any net losses on these unsettled trades. At September 30, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 10 Retirement Plan

The Company sponsors a 401(k) profit sharing plan that covers substantially all full-time employees of the Company. Employees are allowed to make voluntary contributions to the plan. The Company may make discretionary contributions to the plan on an annual basis. No retirement plan contributions were authorized for 2007 or 2006.

Note 11 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during 2007. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Additional Information

NDX Trading, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Years ended September 30, 2007 and 2006

		2007		2006
Net Capital:				
Total stockholders' equity	$	197,881	$	56,048
Deductions and/or charges:				
Nonallowable assets:				
Premises and equipment		19,129		30,070
Prepaid expenses and other assets		2,518		5,726
Net capital before haircuts on securities positions		176,234		20,252
Haircuts on securities		-		-
Net capital	$	176,234	$	20,252
Aggregate Indebtedness:				
Items included in the balance sheet:				
Accounts payable and accrued expenses		62,020		52,529
Total aggregate indebtedness	$	62,020	$	52,529
Computation of basic net capital requirement:				
Minimum net capital required, *greater of*:				
6.67% of aggregate indebtedness	$	4,135	$	3,504
Minimum dollar requirement		5,000		5,000
Net capital requirement	$	5,000	$	5,000
Excess net capital at required minimum dollar amount	$	171,234	$	15,252
Excess net capital at 6.67% of aggregate indebtedness	$	172,099	$	16,748
Ratio: Aggregate indebtedness to net capital		.35 to 1		2.6 to 1

See Independent Auditor's Report on Additional Information

WIPFLi LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

NDX Trading, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of NDX Trading, Inc. as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on November 27, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
November 27, 2007

END